Exhibit A
JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT is entered into as of May 2, 2025, by and among the parties signatories hereto.  The undersigned hereby agree that the Statement on Schedule 13G with respect to the Common Shares, CHF 0.10 nominal value per share of Molecular Partners AG, incorporated as a Swiss Aktiengesellschaft, or AG, is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated:  May 2, 2025

Averill Master Fund, Ltd.

By:	/s/ Andrew Nathanson
Name: Andrew Nathanson
Title: Authorized Signatory

Suvretta Capital Management, LLC

By:	/s/ Andrew Nathanson
Name: Andrew Nathanson
Title: General Counsel and Chief Compliance Officer

/s/ Aaron Cowen
Aaron Cowen